Writer’s Direct Number	Writer’s E-mail Address
212.756.2376	eleazer.klein@srz.com

April 27, 2016

VIA EDGAR AND ELECTRONIC MAIL

David L. Orlic Special Counsel, Division of Corporation Finance Office of Mergers and Acquisitions U.S. Securities and Exchange Commission Washington, D.C. 20549
Re:

Arlington Asset Investment Corp. (“Arlington” or the “Company”)

Responses to Letter dated April 26, 2016 with respect to Preliminary Proxy Statement on Schedule 14A filed on April 20, 2016

File No. 001-34374

Dear Mr. Orlic:

On behalf of Imation Corp. and the other filing persons (collectively, the “Filing Persons”), we are responding to your letter dated April 26, 2016 (the “SEC Comment Letter”) in connection with the Preliminary Proxy Statement on Schedule 14A filed on April 20, 2016 (the “Preliminary Proxy Statement”). We have reviewed the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and respond below. For your convenience, the comments are restated below in italics, with our responses following.

Concurrently with this letter, the Filing Persons are filing a revised Preliminary Proxy Statement on Schedule 14A (the “Revised Proxy Statement”). The Revised Proxy Statement reflects revisions made to the Preliminary Proxy Statement in response to the comments of the Staff in the SEC Comment Letter. Unless otherwise noted, the page numbers in the italicized headings below refer to pages in the Preliminary Proxy Statement, while the page numbers in the responses refer to pages in the Revised Proxy Statement. Capitalized terms used but not defined herein have the meaning ascribed to such terms in the Revised Proxy Statement.

David L. Orlic

April 27, 2016

Preliminary Proxy Statement filed on April 20, 2016

Cover Page

1.	Disclosure states that the participants “believe there is a compelling opportunity to turn around the financial performance of the Company and create significant shareholder value.” Please disclose any specific plans or proposals that the participants may have in this regard, or disclose that they have none at this time.

In response to your comment, the Filing Persons have supplemented the disclosure in the second paragraph on page 1 to include additional disclosure regarding the participants’ specific plans for turning around the financial performance of the Company and creating significant shareholder value.

Background to the Solicitation, page 6

2.	Disclosure states that a reason for the solicitation is that the directors and named executive officers of the company do not have significant economic ownership of the company. At the same time, disclosure states that your nominees beneficially own 0.048% of the common stock of the company. Please advise, or revise your disclosure to address this matter.

In response to your comment, the Filing Persons have revised the disclosure on page 6 of the Revised Proxy Statement to delete references to the economic ownership of the Company of current directors and named executive officers.

Proposal 1 – Election of Directors, page 8

3.	We understand that Mr. Maillian may have reportable business experience at BJE, LLC and Rideau Lyons & Co. If so, please disclose this experience.

In response to your comment, the Filing Persons have revised the disclosure on page 8 of the Revised Proxy Statement to provide a revised summary of Mr. Maillian’s business experience.

Solicitation of Proxies, page 17

4.	Please disclose whether reimbursement will be sought from the registrant, rather than disclose that it may be sought. See Item 4(b)(5) of Schedule 14A. Please also disclose that the determination to reimburse will be made by a board of directors that may include some or all of your nominees.

David L. Orlic

April 27, 2016

In response to your comment, the Filing Persons have revised the disclosure in page 17 of the Revised Proxy Statement to state that the Filing Persons intend to seek reimbursement from the Company and to disclose that the determination to reimburse will be made by a board of directors that may include some or all of Imation Corp.’s nominees.

* * *

Should you have any questions or comments, or require any further information with respect to the foregoing, please do not hesitate to call me at (212) 756-2376.

Very truly yours,

/s/ Eleazer Klein

Eleazer Klein

Encls.

WRITTEN STATEMENT OF FILING PERSONS

Each of the undersigned (each a “filing person”) hereby acknowledges that (i) the filing person is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

April 27, 2016

IMATION CORP.

By:	/s/ Robert Fernander
Name: Robert Fernander
Title: Interim Chief Executive Officer

CLINTON MAGNOLIA MASTER FUND LTD.
By: Clinton Group, Inc., its investment manager
By:	/s/ John Hall
Name: John Hall
Title: Authorized Signatory

CLINTON GROUP, INC.

By:	/s/ John Hall
Name: John Hall
Title: Authorized Signatory

/s/ George E. Hall
GEORGE E. HALL

/s/ Robert B. Fernander
ROBERT B. FERNANDER

/s/ Scott R. Arnold
SCOTT R. ARNOLD

/s/ Barry L. Kasoff
BARRY L. KASOFF

/s/ W. Brian Maillian
W. BRIAN MAILLIAN

/s/ Raymond C. Mikulich
RAYMOND C. MIKULICH

/s/ Donald H. Putnam
DONALD H. PUTNAM